HellerEhrman

SEC MAIL PROCESSING
RECEIVED
OCT 1 8 2006
WASH, D.C. 210 SECTION

October 16, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

19064.0001.21

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

06017909

Ladies and Gentlemen:

SEC FILE NO. 82-3700

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding interim results 2006, dated August 17, 2006, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 18, 2006;

2. The Company's interim report 2006;

3. The Company's announcement regarding the disposal of property at Shanwei, Guandong province, dated July 14, 2006, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on July 17, 2006; and

4. The Company's announcement regarding results for the three months ended March 31, 2006, dated May 18, 2006; published (in the English language) in South China

10/31

Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on May 19, 2006; and

5. The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of Interim Results 2006

FINANCIAL HIGHLIGHTS

FOR THE SIX MONTHS ENDED 30 JUNE

	2006 Unaudited *HK$'000*	2005 Unaudited *HK$'000*	Change %
Turnover	2,214,034	2,087,759	+6
Gross profit	529,580	497,276	+7
Net profit for the period	347,592	335,770	+4
Basic EPS	75.70 HK cents	74.22 HK cents	+2

CHAIRMAN'S STATEMENT

2006 has been and will be a year of challenge for the Group. After years of rocket speed growth, we are now undergoing a business consolidation stage in which we will be placing more emphasis on high profit margin items such as industrial and automotive display applications. Our previous heavy reliance on mobile handset applications will soon be diversified by a more balanced product mix to suit the market needs. To summarise the first half year performance, I would like to announce that the Group has achieved a single digit growth in both turnover and net profit. Unaudited consolidated turnover for the six months ended 30 June 2006 was HK$2.21 billion which was about 6% more than the last corresponding period (HK$2.09 billion). Unaudited net profit for the period was about HK$348 million representing an increase of approximately 4% over the same period in 2005 (HK$336 million). During the six months ended 30 June 2006, both gross (23.9%) and net profit margins (15.7%) were maintained at a level comparable with the same period last year and the full year of 2005.

Sales of the Group's Liquid Crystal Display ("LCD") products are under three major categories namely Thin-Film Transitor ("TFT"), Colour Supertwisted Nematic ("CSTN") and Mono STN LCD Displays. The respective percentage sales during the first half year were around 44%, 38% and 18%. The exceptionally outstanding performance of the TFT display applications has provided the best clue to support our earlier decision to proceed with the investment in manufacturing the TFT panels in-house. We believe the commencement of a mass production plant in around March next year will witness another transitional phrase in the history of Truly's business success.

Diversify to automotive, industrial and equipment market started end of 2004

When we took on the mobile display market, we knew that as the handset LCD module market sizes up, the profit margin inevitably becomes lesser. Since the fourth quarter of 2004, the Group has been employing steps to avoid prolonged over dependent on handset market. These measures include the strengthening of our research and application developments in automotive, industrial and equipment sectors. These markets do not provide explosive growth at any time but are steadily increasing and, comparatively, have more decent profit margins.

Net profit margin maintains amid increase of HK$40 million operating expenses and slight increase in sales revenue

Throughout 2005 and early 2006 we were happy to see these foresights contributed to the growth and stability of the Group's business. The wages and salaries expenses were greater in 2006 due to increased number of workers which were needed for the more sophisticated back end assembly service. The research and development expenses were greater in 2006 due to automotive, industrial and equipment business as well as the TFT project. These two areas cost a surge of HK$40 million operating expenses in the first six months of 2006. During the same period our sales increased slightly but our net profit margin held up amid a much higher operating expense. This was due to the improvement in the gross profit margin attributed to the improved balancing of the group's product mix.

Truly targets to increase sales revenue to better the industry's average and to achieve higher growth rate in net profit than sales revenue by advances in the automotive, industrial and equipment markets

As the Group's product category sales become more evenly spread, we hope to achieve a higher growth rate in net profit than in sales while the revenue growth will still be above the industry's average. Our next target is to conquer the highlands of automotive, industrial and equipment LCD markets. We are dispensing 70% of our sales forces to these battle fields. Together with the commoditized handset display sector, these four pillars will become cornerstones of the Group's business stronghold.

Truly's TFT business not competing with the world's TFT mammoths

Our new TFT panel production line is not up against the TFT mammoths. Our TFT line is flexible in production that rolls out panels with rich technology content. Truly's comprehensive assembling technologies can satisfy the top requirement standard of the most demanding applications. While the world's TFT giants are competing market shares in consumer electronics products, Truly's TFT is gaining business from the automotive, industrial and equipment sectors, high precision products, as well as the military and defense industries. Backed by 16 years of LCD R&D, application design, field engineering & manufacturing patents and expertise, Truly is confident to become a major supplier of professional TFT display with customized TFT panel production line and application specific assembling divisions.

Truly invests in people in good and bad times

It has always been my greatest concern to invest in people not only in good times but in bad times also. Through years of in-house training and overseas field development, our engineering teams are now in the best shape and with full strength and are ready to meet day-to-day challenge in terms of new product developments and satisfying customers' needs. Having this capability and flexibility in human resources, we have strategically integrated our marketing and technical support functions to achieve the best customers' satisfaction and guarantee a continuous growth in business and profitability. I am therefore confident of leading the Group to a greater success in the near future.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The unaudited condensed consolidated interim financial statements are prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2005, except as described below.

In the current period, the Group has adopted, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning on or after 31 December 2005 or 1 January 2006.

The adoption of these new HKFRSs has had no material effect on how the results of operations and financial position of the Group are prepared and presented. The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has commenced considering the potential impact of those new HKFRSs but is not yet in a position to determine whether they would have a significant impact on how its results of operations and financial position are presented. Those new HKFRSs may result in changes in the future as to how the results and financial position are presented.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC)-INT 8	Scope of HKFRS2[3]
HK(IFRIC)-INT 9	Reassessment of embedded derivatives[4]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 March 2006.
[3] Effective for annual periods beginning on or after 1 May 2006.
[4] Effective for annual periods beginning on or after 1 June 2006.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standards, and that adequate disclosures have been made.

2. **Profit from operations**

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'000*
Depreciation on fixed assets	75,298	62,150
Amortisation on development expenditure	4,727	4,866
Staff costs, inclusive of directors' remuneration	97,113	81,299

3. **Finance costs**

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	11,423	5,212
Finance leases	–	153
	11,423	5,365

4. **Income tax expense**

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. **Earnings per share**

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	347,592	335,770

進入　世界



二零零六年中期報告

信 利 國 際 有 限 公 司

（於開曼群島註冊成立之有限公司）

股份代號 732

目 錄

財務摘要

	截至六月三十日止六個月		
	二零零六年	二零零五年	
	未經審核	未經審核	變動
	千港元	*千港元*	%
營業額	**2,214,034**	2,087,759	+6
毛利	**529,580**	497,276	+7
本期間純利	**347,592**	335,770	+4
每股基本盈利	**75.70港仙**	74.22港仙	+2

主席報告書

二零零六年對本集團而言充滿挑戰。經歷多個高速增長的年頭後，我們現已踏入業務整固階段，我們將更重視工業及汽車顯示器應用等較高利潤項目。以往，我們高度依賴流動電話顯示器應用，然而，我們即將加入更均衡的產品組合作多元化發展，以滿足市場需求。總括上半年之表現，本人謹此宣佈，本集團的營業額及純利均錄得單位數字增長。截至二零零六年六月三十日止六個月的未經審核綜合營業額為22.1億港元，較去年同期（20.9億港元）增加約6%。期內的未經審核純利約3.48億港元，較二零零五年同期（3.36億港元）增加約4%。於截至二零零六年六月三十日止六個月，毛利率(23.9%)及純利率(15.7%)均維持在與去年同期及二零零五年全年相若的水平。

本集團液晶顯示器（「LCD」）的產品銷售分為薄膜電晶體（「TFT」）、彩色超扭曲向列型（「CSTN」）及單色STN LCD三大類別。該等產品於上本年佔銷售的百分比分別約為44%、38%及18%。TFT顯示器應用的表現出類拔萃，足以證明我們於較早前決定自行生產TFT面板方面作投資實屬明智。我們相信，大規模生產廠房於來年三月左右投產將見證信利輝煌歷史上的另一新里程。

二零零四年年底開始多元化發展至汽車、工業及設備市場

在進軍流動顯示器市場時，我們經已瞭解到隨着手機LCD模組市場擴闊，毛利率無可避免會下跌。因此，自二零零四年第四季開始，本集團經已採取措施避免過份長期依賴手機市場。該等措施包括加強我們在汽車界、工業界及設備界的研究及應用發展。儘管這些市場無法提供驚人增長，但卻會穩步增加，相對而言毛利亦相當理想。

純利率在經營開支增加40,000,000港元及銷售收益輕微上升之情況下得以維持

於二零零五年全年及二零零六年年初，我們喜見這些遠見為本集團業務帶來增長及穩步發展的動力。由於員工人數配合成熟的後勤組裝服務而相應增加，故二零零六年的工資及薪金開支有所增加；另外，二零零六年的研發開支亦因汽車、工業及設備業務及TFT項目而上升。該兩個範疇導致二零零六年首六個月的經營開支急升40,000,000港元。同期，我們的銷售額輕微增加，但純利率在經營開支增加的情況下仍能保持。此乃由於本集團產品組合漸見均衡，導致毛利率有所改善所致。

信利銳意將銷售收益提高至超逾業內平均水平，並透過進軍汽車、工業及設備市場取得高於銷售收益的純利增長率

由於本集團各產品類別的銷售額漸見平均，我們期望純利的增長率超逾銷售額，同時希望取得高於業內平均水平的收益增長。我們下一個目標是進軍汽車、工業及設備LCD的高端市場。我們已調配70%的銷售人手開拓這些市場。連同商品化的手機顯示器業界，上述四個市場將奠定本集團業務拓點的基礎。

信利的TFT業務並無與全球TFT巨擘正面交鋒

我們新增的TFT生產線並無與TFT巨擘正面交鋒。我們TFT生產線的生產極具靈活性，可生產配備先進技術的面板。信利的全面組裝技術可滿足要求最為嚴格的應用規格標準。全球TFT巨擘正爭奪消費電子產品市場的佔有率，而信利的TFT已於汽車界、工業界、設備界、高精密度產品，以至軍事及防衛方面取得生意。憑藉於LCD研發、應用設計、外勤工程與生產專利及專業知識方面積累的十六年經驗，以擁有訂製TFT面板生產線及應用專門組裝部門，信利對成為可提供專業TFT顯示器主要供應商充滿信心。

信利在順境逆境均堅守投資於人才的信念

本人一直深信不論在順境或逆境中，亦要堅守投資於人才的信念。經過多年來的內部培訓及海外實地發展，我們的工程團隊經已進入最佳狀態，作好準備迎接每天在新產品開發及滿足客戶需要方面的挑戰。憑藉此項優勢以及人力資源的靈活性，我們已作出綜合行銷及技術支援的策略性部署，令客戶賓至如歸，並確保業務及盈利能力均可持續增長。因此，本人對於帶領本集團於不久將來取得更大成功充滿信心。

最後，本人謹此感謝我們的股東、業務夥伴及職工對本集團業務增長一直以來的支持。

主席
林偉華

香港，二零零六年八月十七日

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千港元	二零零五年 (未經審核) 千港元 (重列)
營業額		**2,214,034**	2,087,759
銷售成本		**(1,684,454)**	(1,590,483)
毛利		**529,580**	497,276
其他收入		**13,958**	5,543
分銷成本		**(35,516)**	(30,558)
行政費用		**(79,120)**	(67,485)
經營溢利	2	**428,902**	404,776
財務費用	3	**(11,423)**	(5,365)
應佔一家聯營公司業績		**(199)**	(443)
除稅前溢利		**417,280**	398,968
所得稅開支	4		
－香港		**(36,500)**	(32,500)
－海外		**(33,188)**	(22,478)
－遞延		**–**	(8,220)
		(69,688)	(63,198)
本期間純利		**347,592**	335,770
中期股息		**107,354**	105,108
每股盈利	5		
基本		**75.70港仙**	74.22港仙
攤薄		**74.93港仙**	72.78港仙

若干比較數字經已重新分類，以符合本期間之呈報方式。

簡明綜合資產負債表

	附註	二零零六年 六月三十日 (未經審核) 千港元	二零零五年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、廠房及設備		**1,138,715**	1,091,452
預付租賃款項		**97,039**	98,267
就收購物業、廠房及設備支付按金		**49,943**	60,592
無形資產		**14,792**	19,402
一家聯營公司之權益		**917**	1,086
遞延税項資產		**415**	415
商譽		**413**	413
可供出售投資		**10,540**	—
流動資產			
存貨		**534,100**	549,994
應收賬項及其他應收款項	6	**994,337**	755,709
可收回税項		**2,152**	1,967
應收一家聯營公司款項		**763**	447
銀行結存及現金		**649,570**	848,436
		2,180,922	2,156,553
流動負債			
應付賬項及其他應付款項	7	**559,709**	921,761
税項負債		**113,617**	98,728
銀行借貸		**346,654**	181,937
		1,019,980	1,202,426
流動資產淨額		**1,160,942**	954,127
資產總額減去流動負債		**2,473,716**	2,225,754

簡明綜合資產負債表(續)

	二零零六年六月三十日（未經審核）千港元	二零零五年十二月三十一日（經審核）千港元
非流動負債		
銀行借貸	**(245,478)**	(249,559)
遞延税項負債	**(38,150)**	(38,150)
	(283,628)	(287,709)
	2,190,088	1,938,045
資本及儲備		
股本	**46,640**	45,816
儲備	**2,143,448**	1,892,229
	2,190,088	1,938,045

簡明綜合權益變動表

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千港元	*千港元*
於一月一日之股東資金總額	**1,938,045**	1,407,939
換算海外經營業務所產生而未於收益表內確認之外滙差額	**982**	(1,756)
根據購股權計劃發行股份	**18,095**	6,566
本期間純利	**347,592**	335,770
已付股息	**(114,626)**	(104,576)
於六月三十日之股東資金總額	**2,190,088**	1,643,943

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務所(耗用)／產生之淨額現金	**(140,743)**	380,090
投資業務所耗用之淨額現金	**(110,028)**	(191,605)
融資業務所產生／(耗用)之淨額現金	**52,682**	(83,203)
現金及現金等值項目(減少)／增加淨額	**(198,089)**	105,282
期初之現金及現金等值項目	**848,436**	476,012
滙率變動之影響	**(777)**	(1,643)
期終之現金及現金等值項目	**649,570**	579,651
現金及現金等值項目分析		
銀行結存及現金	**649,570**	580,014
銀行透支	–	(363)
	649,570	579,651

簡明綜合財務報表附註

1. 會計政策

未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露要求及由香港會計師公會(「香港會計師公會」)發出之香港會計準則(「香港會計準則」)第34號「中期財務申報」而編製。編製中期財務報表時所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之年度財務報表所採用者相同,惟下文所述者除外。

於本期間,本集團首次採納由香港會計師公會發出之多項新訂準則、修訂及詮釋(下文統稱「新香港財務申報準則」),此等準則均於二零零五年十二月三十一日或二零零六年一月一日或之後開始之會計期間生效。

採納此等新香港財務申報準則對本集團之經營業績及財務狀況之編製及呈報方式並無構成重大影響。本集團並無在財務報表中提早採用以下已頒佈但尚未生效之新香港財務申報準則。本集團已開始評估該等新準則構成之潛在影響,惟目前不宜釐定是否將對經營業績及財務狀況之呈報方式構成重大影響。該等新香港財務申報準則或會於日後對經營業績及財務狀況之呈報方式作出改變。

香港會計準則第1號(修訂本)	資本披露[1]
香港財務申報準則第7號	金融工具:披露[2]
香港(IFRIC)詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[2]
香港(IFRIC)詮釋第8號	香港財務申報準則第2號之範疇[3]
香港(IFRIC)詮釋第9號	重估隱含之衍生工具[4]

1 由二零零七年一月一日或之後開始之年度期間生效。
2 由二零零六年三月一日或之後開始之年度期間生效。
3 由二零零六年五月一日或之後開始之年度期間生效。
4 由二零零六年六月一日或之後開始之年度期間生效。

中期業績為未經審核,惟已經由審核委員會審閱。審核委員會認為,該等財務報表已符合適用之會計準則,亦已作出充分披露。

簡明綜合財務報表附註(續)

2. 經營溢利

本集團之經營溢利於扣除以下各項後釐定:

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千港元	*千港元*
固定資產之折舊	**75,298**	62,150
開發開支之攤銷	**4,727**	4,866
員工成本(包括董事酬金)	**97,113**	81,299

3. 財務費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千港元	*千港元*
利息:		
須於五年內全數償還之銀行借貸	**11,423**	5,212
融資租賃	**–**	153
	11,423	5,365

4. 所得稅開支

香港利得稅乃對期內估計應課稅溢利按稅率17.5%(二零零五年:17.5%)計算。海外稅項按各司法權區之適用稅率計算。

簡明綜合財務報表附註(續)

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零六年 (未經審核) *千港元*	二零零五年 (未經審核) *千港元*
用以計算每股基本及攤薄盈利之盈利	**347,592**	335,770
	股份數目	**股份數目**
用以計算每股基本盈利之普通股加權平均數	**459,148,000**	452,422,000
具攤薄性質之購股權之影響	**4,732,000**	8,913,000
用以計算每股攤薄盈利之普通股加權平均數	**463,880,000**	461,335,000

6. 應收賬項及其他應收款項

本集團之政策為向其貿易客戶給予介乎平均30至90日不等之信貸期。

	二零零六年 六月三十日 (未經審核) *千港元*	二零零五年 十二月三十一日 (經審核) *千港元*
應收賬項之賬齡分析：		
60日內	**429,745**	566,087
61至90日	**47,771**	63,958
超過90日	**40,431**	24,611
	517,947	654,656
按金及預付款項	**476,390**	101,053
	994,337	755,709

簡明綜合財務報表附註（續）

7. 應付賬項及其他應付款項

	二零零六年 六月三十日 （未經審核） *千港元*	二零零五年 十二月三十一日 （經審核） *千港元*
應付賬項之賬齡分析：		
60日內	**221,241**	685,095
61至90日	**113,923**	38,014
超過90日	**93,232**	31,596
	428,396	754,705
其他應付款項及應計費用	**131,313**	167,056
	559,709	921,761

管理層討論及分析

業績

本集團於截至二零零六年六月三十日止六個月之營業額達2,210,000,000港元（二零零五年：2,090,000,000港元）。本期間溢利為348,000,000港元（二零零五年：336,000,000港元）。

分類資料

	截至二零零六年六月三十日止六個月		截至二零零五年六月三十日止六個月	
	營業額（未經審核）千港元	貢獻（未經審核）千港元	營業額（未經審核）千港元	貢獻（未經審核）千港元
按地區分類：				
中華人民共和國	**1,794,255**	**337,684**	1,487,913	290,459
南韓	**107,888**	**20,345**	329,441	64,663
日本	**54,404**	**10,242**	92,476	18,593
香港	**85,529**	**16,160**	70,410	13,526
歐洲	**94,648**	**18,140**	54,224	7,719
其他	**77,310**	**15,459**	53,295	6,530
	2,214,034	**418,030**	2,087,759	401,490
銀行存款利息收入		**11,313**		3,687
未分配之公司開支		**(441)**		(401)
經營溢利		**428,902**		404,776
按業務分類：				
液晶體顯示器產品	**2,149,685**	**404,407**	1,977,331	399,310
電子消費產品	**64,349**	**13,623**	110,428	2,180
	2,214,034	**418,030**	2,087,759	401,490
銀行存款利息收入		**11,313**		3,687
未分配之公司開支		**(441)**		(401)
經營溢利		**428,902**		404,776

業務回顧及前景

本集團的核心業務LCD顯示器及相關產品的生產及分銷佔綜合營業額的比率進一步上升至97%。期內，LCD的銷售額約為21.5億港元（二零零五年：19.8億港元）。一如既往，由於包括美國、歐洲、日本及韓國等地的跨國企業紛紛以興建新工廠、擴張營銷網絡、招聘及培訓更多當地市民以營運業務等形式增加於中國的有形投資，本集團於中國大陸地區分類的業務依然較其他地區為佳。隨著第三代流動電話即將推出，全球定位系統（「GPS」）獲得中國駕駛人士廣泛使用，我們相信該重要地區分類將於本集團短期及中期業務及盈利能力增長方面扮演關鍵角色。

於中期期間內，能源價格持續高企，勞工成本及生產開支上漲，以及需於先進機器作投資的不利影響，令我們的定價策略較為困難。除了保持於通信顯示器應用之有利可圖業務外，本集團亦已成功開發具潛在較高毛利的新產品線。例如，為工業及汽車而設的顯示器產品要求一般較為嚴謹，有時更涉及影響人體及環保的品質標準。該項新發展不單有助保持期內的整體毛利率（約24%），其下本年的預期大量採購量亦或多或少保證了我們的全年表現。

展望將來，我們要為未來三至五年在資本開支及人力資源方面作龐大投資，需致力控制經營成本及生產開支。本集團的德國辦事處即將關閉，一方面令顧客、我們於歐洲各主要城市的營銷部門與工廠之間的關係更加緊密，另一方面亦為盈利能力較高的業務制定合適的獎賞計劃。經過多年來的積極發展，我們設於中國的工廠總部憑藉其精密度及高效率獲認可為達到國際級數。我們相信，在我們的TFT面板生產線於二零零七年年初投入大規模生產後，我們的產品將更具競爭力，客戶基礎亦會大幅擴張。

流動資金及財政資源

與上一個財政年度結束日（即二零零五年十二月三十一日）比較，除向賣方支付總數約364,000,000港元作為購買TFT面板生產機器（已獲股東正式批准之主要交易）之按金導致流動資產金額顯著增加外，於二零零六年六月三十日之資產及負債並無重大變動。流動比率維持約2.1之水平，而本集團於二零零六年六月三十日正維持淨現金狀況。

於結算日,現金及銀行結餘減未償還銀行借貸之盈餘為57,000,000港元(二零零五年:137,000,000港元)。借貸總額為592,000,000港元,其中347,000,000港元須於一年內償還,其餘則須於兩至三年內償還。於二零零六年六月三十日,本集團已將其賬面總值約43,500,000港元之若干租賃物業及相關資產抵押,以作為本公司附屬公司銀行備用額之抵押品,而於結算日後,有關銀行經已解除該項抵押。

未來三年將用作購置物業、廠房及設備之已授權但未訂約資本支出約20億港元,預期資金來源大致上來自內部儲備。

一般事項

於截至二零零六年六月三十日止六個月,除員工按行使價2.196港元行使8,240,000份員工購股權而發行等同數目之普通股外,本集團之股本結構並無其他變動。本公司之已發行及繳足股本因此增加824,000港元。

本集團現時之訂單數量理想。

除附屬公司投資外,本集團及本公司均無於截至二零零六年六月三十日止六個月內持有任何重大投資。

於財政期間內,並無任何重大收購或出售附屬公司及聯營公司事宜。

現時超過7,000名工人及僱員受聘於本集團之汕尾工廠,以及約有80名員工受聘於本集團香港辦事處。

本集團概無任何重大或然負債,且僅須承擔低度匯率波動風險,並已就此妥為作出對沖。

其他資料

中期股息

董事議決向於二零零六年十月十三日名列股東名冊之股東派付每股23港仙(二零零五年:23港仙)之中期股息。預期中期股息將於二零零六年十月十九日向股東派付。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零六年十月九日至二零零六年十月十三日(包括首尾兩日)暫停辦理,期間不會進行任何股份過戶登記。為符合資格收取中期股息,所有股份過戶文件連同有關股票,須於二零零六年十月六日下午四時正前,送達本公司股份過戶登記分處秘書商業服務有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

董事之股份及相關股份權益

根據本公司遵照證券及期貨條例第352條所保存之登記冊所載,或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司,於二零零六年六月三十日,董事及其聯繫人擁有之本公司及其相聯法團之股份及相關股份權益如下:

好倉

(a) 本公司每股面值0.1港元之普通股

董事姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
林偉華	實益擁有人	*206,448,000*	44.26%
	由配偶持有(*附註1*)	12,100,000	2.60%
		218,548,000	46.86%
黃邦俊	實益擁有人	534,000	0.12%
	由配偶持有(*附註2*)	100,000	0.02%
		634,000	0.14%
張遠生	實益擁有人	800,000	0.17%
李建華	實益擁有人	1,000,000	0.21%
		220,982,000	47.38%

其他資料（續）

(b) 購股權

董事姓名	身分	所持之購股權數目	相關股份數目
林偉華	實益擁有人	—	—
黃邦俊	實益擁有人	9,500,000	9,500,000
張達生	實益擁有人	11,600,000	11,600,000
李建華	實益擁有人	4,400,000	4,400,000
	由配偶持有 *（附註3）*	4,400,000	4,400,000
		8,800,000	8,800,000
		29,900,000	29,900,000

附註：

1. 林偉華被視為擁有12,100,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。

2. 黃邦俊被視為擁有100,000股由其配偶梁清梅實益擁有之本公司普通股權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

除上文所披露者外，於二零零六年六月三十日，各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

其他資料(續)

(b) 購股權(續)

於二零零六年六月三十日,根據分別於二零零一年五月二十二日及二零零三年十二月二十二日採納之購股權計劃授出而未行使之購股權詳情如下:

姓名	身份	於二零零六年一月一日尚未行使購股權數目	已授出(附註1)	已行使(附註2)	於二零零六年六月三十日之未行使購股權數目
林偉華(附註3)	董事/主要股東	6,900,000	–	(6,900,000)	–
黃邦俊	董事	5,190,000	4,500,000	(190,000)	9,500,000
張建生	董事	8,100,000	4,500,000	(1,000,000)	11,600,000
李建華	董事	4,400,000	–	–	4,400,000
梁玉燕	董事配偶	4,400,000	–	–	4,400,000
		8,800,000	–	–	8,800,000
其他	僱員	29,105,000	4,500,000	(150,000)	33,455,000
		58,095,000	13,500,000	(8,240,000)	63,355,000

附註:

1. 13,500,000份購股權乃根據二零零三年十二月二十二日採納之新購股權計劃於期內授出,並可按9.58港元之價格行使。

2. 8,240,000份購股權根據二零零一年五月二十二日採納之舊購股權計劃按行使價2.196港元於截至二零零六年六月三十日止六個月內行使。

3. 除上文所披露由林偉華持有之購股權外,本公司概無向其他主要股東授予購股權。

除上文所披露外,於期內並無根據本公司兩項購股權計劃授出或註銷其他購股權,亦無購股權據此而失效或行使。

其他資料（續）

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於期內任何時間並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，於二零零六年六月三十日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

好倉

本公司每股面值0.1港元之普通股

股東姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
陳建新（*附註*）	實益擁有人	28,900,000	6.20%
	由配偶持有	9,856,000	2.11%
		38,756,000	8.31%
陳麗蘭	實益擁有人	25,896,000	5.55%

附註： 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

除上文所披露者外，於二零零六年六月三十日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉

買賣或贖回證券

本公司或其附屬公司於期內概無買賣或贖回本公司任何上市證券。

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十所載之上市發行人董事進行證券交易之標準守則。

審核委員會

本公司已遵照企業管治常規守則（「守則」）之守則條文成立審核委員會，以便審核及監察本集團財務申報事宜及內部控制。審核委員會由全體三名獨立非執行董事鍾錦光先生（委員會主席）、葉祖亭先生及香啟誠先生組成。執行董事黃邦俊先生亦為委員會成員，彼等每年最少召開四次會議。

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。該兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員，即葉祖亭先生及香啟誠先生（獨立非執行董事）以及黃邦俊先生（本公司執行董事）。

其他資料 *(續)*

企業管治

截至二零零六年六月三十日止六個月，本集團一直遵守上市規則附錄十四內之企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

– **守則條文第A.2.1條**
  主席及行政總裁之職位並無分開，且由同一人(林偉華先生)出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快速及有效制訂及推行決策。

承董事會命
主席
林偉華

香港，二零零六年八月十七日

於本報告日期，董事會包括執行董事林偉華先生、黃邦俊先生、張遠生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

Corporate Governance

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, except for a major deviation as below:

- **Code Provision A.2.1**
  The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the Company's management and believes that this structure will enable us to make and implement decisions promptly and efficiently.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 17 August 2006

As at the date of this report, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Audit Committee

The Company has an audit committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The Audit Committee comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong, being the Committee Chairman, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing. Mr. Wong Pong Chun, James, being an executive director is also a member of the Committee and they meet at least four times a year.

Remuneration and Nomination Committees

The Company has a remuneration and nomination committee separately which were established in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, being an executive director of the Company.

Arrangement to Acquire Shares or Debentures

Other than the share option schemes disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at 30 June 2006, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

Long positions

Ordinary shares of HK$0.1 each of the Company

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Chan Kin Sun *(Note)*	Beneficial owner	28,900,000	6.20%
	Held by spouse	9,856,000	2.11%
		38,756,000	8.31%
Chan Lai Lan	Beneficial owner	25,896,000	5.55%

Note: Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 June 2006.

Other Information *(Continued)*

(b) Share options *(Continued)*

Details of the share options outstanding as at 30 June 2006 which have been granted under share option schemes adopted respectively on 22 May 2001 and 22 December 2003 were as follows:

Name	Capacity	Number of options outstanding at 1.1.06	Granted *(Note 1)*	Exercised *(Note 2)*	Number of options outstanding at 30.6.06
Lam Wai Wah, Steven *(Note 3)*	Director/Substantial shareholder	6,900,000	–	(6,900,000)	–
Wong Pong Chun, James	Director	5,190,000	4,500,000	(190,000)	9,500,000
Cheung Tat Sang, James	Director	8,100,000	4,500,000	(1,000,000)	11,600,000
Li Jian Hua	Director	4,400,000	–	–	4,400,000
Guo Yu Yan	Spouse of Director	4,400,000	–	–	4,400,000
		8,800,000	–	–	8,800,000
Others	Employees	29,105,000	4,500,000	(150,000)	33,455,000
		58,095,000	13,500,000	(8,240,000)	63,355,000

Notes:

1. 13,500,000 share options were granted during the period exercisable at a price of HK$9.58 under the new share option scheme adopted on 22 December 2003.

2. 8,240,000 share options were exercised during the six months ended 30 June 2006 under the old share option scheme adopted on 22 May 2001 at an exercise price of HK$2.196.

3. Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.

Other than as disclosed above, no other share option was granted, cancelled, lapsed or exercised under both share option schemes of the Company during the period.

Other Information *(Continued)*

(b) Share options

Name of director	Capacity	Number of options held	Number of underlying shares
Lam Wai Wah, Steven	Beneficial owner	–	–
Wong Pong Chun, James	Beneficial owner	9,500,000	9,500,000
Cheung Tat Sang, James	Beneficial owner	11,600,000	11,600,000
Li Jian Hua	Beneficial owner	4,400,000	4,400,000
	Held by spouse *(Note 3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		29,900,000	29,900,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 30 June 2006.

Other Information

Interim Dividend

The Directors have resolved to pay an interim dividend of 23 HK cents per share (2005: 23 HK cents) to shareholders whose names appear on the Register of Members on 13 October 2006. It is expected that the interim dividend payments will be made to shareholders on 19 October 2006.

Closure of Register of Members

The Register of Members will be closed from 9 October 2006 to 13 October 2006, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 6 October 2006.

Directors' Interests in Shares and Underlying Shares

At 30 June 2006, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions

(a) Ordinary shares of HK$0.1 each of the Company

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Lam Wai Wah, Steven	Beneficial owner	206,448,000	44.26%
	Held by spouse *(Note 1)*	12,100,000	2.60%
		218,548,000	46.86%
Wong Pong Chun, James	Beneficial owner	534,000	0.12%
	Held by spouse *(Note 2)*	100,000	0.02%
		634,000	0.14%
Cheung Tat Sang, James	Beneficial owner	800,000	0.17%
Li Jian Hua	Beneficial owner	1,000,000	0.21%
		220,982,000	47.38%

At the balance sheet date, the surplus cash and bank balances, net of outstanding bank borrowings were HK$57 million (2005: HK$137 million). Among the total gross borrowings of HK$592 million, HK$347 million were repayable within a year with the remaining balances repayable within a period of two to three years. As at 30 June 2006, he Group had pledged certain of its leasehold properties and related assets with an aggregate carrying value of approximately HK$43.5 million to secure banking facilities granted to the Company's subsidiaries and subsequent to the balance sheet date the charge was released by the related bank.

Capital expenditure of approximately HK$2 billion for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be substantially from internal reserves.

General

Except for 8,240,000 ordinary shares issued upon the same number of staff's share options exercised at HK$2.196, there was no other change to the capital structure of the Group during the six months ended 30 June 2006. The issued and fully paid share capital of the Company was therefore increased by HK$824,000.

The state of the Group's current order books is good.

Except for investments in subsidiaries, neither the Group nor the Company had held any material investments during the six months ended 30 June 2006.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are more than 7,000 workers and employees currently employed in the Group's Shan Wei factory and around 80 staff in our Hong Kong office.

The Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

Business Review and Outlook

The Group's core business, manufacture and distribution of LCD display and related products has further increased its percentage share in the consolidated turnover reaching 97%. LCD sales for the period were about HK$2.15 billion (2005: HK$1.98 billion). Same as recent years, our business in the mainland China geographical segment still outperformed over others when more and more multinational corporations (from including the US, Europe, Japan and Korea) increase their tangible investments in China in the form of building new factories, strengthening their marketing networks, hiring and training more local people to operate their businesses and so on. Together with the upcoming 3G mobile telephone network and the wider use of Global Positioning System ("GPS") for automotives in China, we believe this important geographical segment will still play a very major role in the growth of the Group's business and profitability in the short and medium terms.

During the interim period, the adverse effects of persistently high energy price, increased labour and production overheads cost and investments in more up-to-date machinery had resulted in a more difficult pricing strategy. In addition to maintaining the existing profitable business in the telecommunication display applications, the Group has successfully developed new product lines of potentially higher profit margins. For instance, display products for industrial and automotive uses are usually under more stringent requirements which sometimes involve quality standards affecting human lives and environmental protection. Not only has this new development helped maintain the overall gross profit margin for the period (around 24%), but with its anticipated bulk purchase volume in the second half year, our full year performance will be more or less guaranteed.

Looking ahead, with the heavy investments in capital expenditure and human resources probably for the next three to five years, we have put more efforts in controlling operating costs and production overheads. The forthcoming closure of the Group's German Office on one hand has tightened the relationships among the customers, our marketing arms in the major cities of Europe and the factories and on the other hand established an appropriate rewarding program for higher profitable businesses. With years of progressive developments, our factory base in China has now been recognised of an international class not only by its complexity but with its tremendous efficiency. Together with the commencement of mass production in our TFT panel production line in early 2007, we trust our products will be even more competitive and our customer base can be significantly broadened.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2006 compared to the last financial year end at 31 December 2005, except that a sum of approximately HK$364 million was paid to vendors as deposits for the purchases of TFT panel production machines (a major transaction duly approved by shareholders) which significantly increased the amount of current assets. The current ratio was maintained at a level of around 2.1 while the Group was still in net cash position as at 30 June 2006.

Management Discussion and Analysis

Results

The Group's turnover for the six months ended 30 June 2006 amounted to HK$2.21 billion (2005: HK$2.09 billion). Profit for the period was HK$348 million (2005: HK$336 million).

Segmental Information

	Six months ended 30 June 2006		Six months ended 30 June 2005	
	Turnover (Unaudited) *HK$'000*	**Contribution (Unaudited) *HK$'000***	Turnover (Unaudited) *HK$'000*	Contribution (Unaudited) *HK$'000*
By geographical segments:				
The People's Republic of China	**1,794,255**	**337,684**	1,487,913	290,459
South Korea	**107,888**	**20,345**	329,441	64,663
Japan	**54,404**	**10,242**	92,476	18,593
Hong Kong	**85,529**	**16,160**	70,410	13,526
Europe	**94,648**	**18,140**	54,224	7,719
Elsewhere	**77,310**	**15,459**	53,295	6,530
	2,214,034	**418,030**	2,087,759	401,490
Interest income from bank deposits		**11,313**		3,687
Unallocated corporate expenses		**(441)**		(401)
Profit from operations		**428,902**		404,776
By business segments:				
Liquid crystal display products	**2,149,685**	**404,407**	1,977,331	399,310
Electronic consumer products	**64,349**	**13,623**	110,428	2,180
	2,214,034	**418,030**	2,087,759	401,490
Interest income from bank deposits		**11,313**		3,687
Unallocated corporate expenses		**(441)**		(401)
Profit from operations		**428,902**		404,776

Notes to Condensed Consolidated Financial Statements *(Continued)*

7. Trade and other payables

	30 June 2006 (Unaudited) *HK$'000*	31 December 2005 (Audited) *HK$'000*
Aged analysis of trade payables:		
Within 60 days	**221,241**	685,095
61 to 90 days	**113,923**	38,014
More than 90 days	**93,232**	31,596
	428,396	754,705
Other payables and accrued charges	**131,313**	167,056
	559,709	921,761

Notes to Condensed Consolidated Financial Statements *(Continued)*

5. Earnings per share

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	**347,592**	335,770
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purposes of basic earnings per share	**459,148,000**	452,422,000
Effect of dilutive share options	**4,732,000**	8,913,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**463,880,000**	461,335,000

6. Trade and other receivables

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2006	31 December 2005
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Aged analysis of trade receivables:		
Within 60 days	**429,745**	566,087
61 to 90 days	**47,771**	63,958
More than 90 days	**40,431**	24,611
	517,947	654,656
Deposits and prepayments	**476,390**	101,053
	994,337	755,709

Notes to Condensed Consolidated Financial Statements *(Continued)*

2. Profit from operations

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation on fixed assets	**75,298**	62,150
Amortisation on development expenditure	**4,727**	4,866
Staff costs, inclusive of directors' remuneration	**97,113**	81,299

3. Finance costs

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	**11,423**	5,212
Finance leases	**–**	153
	11,423	5,365

4. Income tax expense

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

Notes to Condensed Consolidated Financial Statements

1. Accounting policies

The unaudited condensed consolidated interim financial statements are prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2005, except as described below

In the current period, the Group has adopted, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning on or after 31 December 2005 or 1 January 2006.

The adoption of these new HKFRSs has had no material effect on how the results of operations and financial position of the Group are prepared and presented. The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has commenced considering the potential impact of those new HKFRSs but is not yet in a position to determine whether they would have a significant impact on how its results of operations and financial position are presented. Those new HKFRSs may result in changes in the future as to how the results and financial position are presented.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[2]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC)-INT 8	Scope of HKFRS2[3]
HK(IFRIC)-INT 9	Reassessment of embedded derivatives[4]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 March 2006.
[3] Effective for annual periods beginning on or after 1 May 2006.
[4] Effective for annual periods beginning on or after 1 June 2006.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standards, and that adequate disclosures have been made.

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (used in)/from operating activities	**(140,743)**	380,090
Net cash used in investing activities	**(110,028)**	(191,605)
Net cash from/(used in) financing activities	**52,682**	(83,203)
Net (decrease)/increase in cash and cash equivalents	**(198,089)**	105,282
Cash and cash equivalents at beginning of the period	**848,436**	476,012
Effect of foreign exchange rate changes	**(777)**	(1,643)
Cash and cash equivalents at end of the period	**649,570**	579,651
Analysis of cash and cash equivalents		
Bank balances and cash	**649,570**	580,014
Bank overdrafts	**–**	(363)
	649,570	579,651

Condensed Consolidated Statement of Changes in Equity

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Total shareholders' funds as at 1 January	**1,938,045**	1,407,939
Exchange differences arising on translation of overseas operations not recognised in the income statement	**982**	(1,756)
Issue of shares under share option scheme	**18,095**	6,566
Net profit for the period	**347,592**	335,770
Dividend paid	**(114,626)**	(104,576)
Total shareholders' funds as at 30 June	**2,190,088**	1,643,943

Condensed Consolidated Balance Sheet *(Continued)*

	30 June 2006 (Unaudited) *HK$'000*	31 December 2005 (Audited) *HK$'000*
NON-CURRENT LIABILITIES		
Bank borrowings	**(245,478)**	(249,559)
Deferred tax liabilities	**(38,150)**	(38,150)
	(283,628)	(287,709)
	2,190,088	1,938,045
CAPITAL AND RESERVES		
Share capital	**46,640**	45,816
Reserves	**2,143,448**	1,892,229
	2,190,088	1,938,045

Condensed Consolidated Balance Sheet

	Notes	30 June 2006 (Unaudited) HK$'000	31 December 2005 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**1,138,715**	1,091,452
Prepaid lease payments		**97,039**	98,267
Deposits paid for acquisition of property, plant and equipment		**49,943**	60,592
Intangible assets		**14,792**	19,402
Interest in an associate		**917**	1,086
Deferred tax assets		**415**	415
Goodwill		**413**	413
Available-for-sale investments		**10,540**	–
CURRENT ASSETS			
Inventories		**534,100**	549,994
Trade and other receivables	6	**994,337**	755,709
Tax recoverable		**2,152**	1,967
Amount due from an associate		**763**	447
Bank balances and cash		**649,570**	848,436
		2,180,922	2,156,553
CURRENT LIABILITIES			
Trade and other payables	7	**559,709**	921,761
Tax liabilities		**113,617**	98,728
Bank borrowings		**346,654**	181,937
		1,019,980	1,202,426
NET CURRENT ASSETS		**1,160,942**	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,473,716**	2,225,754

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000 (Restated)
TURNOVER		**2,214,034**	2,087,759
Cost of sales		**(1,684,454)**	(1,590,483)
Gross profit		**529,580**	497,276
Other income		**13,958**	5,543
Distribution costs		**(35,516)**	(30,558)
Administrative expenses		**(79,120)**	(67,485)
PROFIT FROM OPERATIONS	2	**428,902**	404,776
Finance costs	3	**(11,423)**	(5,365)
Share of results of an associate		**(199)**	(443)
PROFIT BEFORE TAXATION		**417,280**	398,968
INCOME TAX EXPENSE	4		
– Hong Kong		**(36,500)**	(32,500)
– Overseas		**(33,188)**	(22,478)
– Deferred		**–**	(8,220)
		(69,688)	(63,198)
NET PROFIT FOR THE PERIOD		**347,592**	335,770
INTERIM DIVIDEND		**107,354**	105,108
EARNINGS PER SHARE	5		
Basic		**75.70 HK cents**	74.22 HK cents
Diluted		**74.93 HK cents**	72.78 HK cents

Certain comparative figures have been reclassified to conform with the current period's presentation.

Truly targets to increase sales revenue to better the industry's average and to achieve higher growth rate in net profit than sales revenue by advances in the automotive, industrial and equipment markets

As the Group's product category sales become more evenly spread, we hope to achieve a higher growth rate in net profit than in sales while the revenue growth will still be above the industry's average. Our next target is to conquer the highlands of automotive, industrial and equipment LCD markets. We are dispensing 70% of our sales forces to these battle fields. Together with the commoditized handset display sector, these four pillars will become cornerstones of the Group's business stronghold.

Truly's TFT business not competing with the world's TFT mammoths

Our new TFT panel production line is not up against the TFT mammoths. Our TFT line is flexible in production that rolls out panels with rich technology content. Truly's comprehensive assembling technologies can satisfy the top requirement standard of the most demanding applications. While the world's TFT giants are competing market shares in consumer electronics products, Truly's TFT is gaining business from the automotive, industrial and equipment sectors, high precision products, as well as the military and defense industries. Backed by 16 years of LCD R&D, application design, field engineering & manufacturing patents and expertise, Truly is confident to become a major supplier of professional TFT display with customized TFT panel production line and application specific assembling divisions.

Truly invests in people in good and bad times

It has always been my greatest concern to invest in people not only in good times but in bad times also. Through years of in-house training and overseas field development, our engineering teams are now in the best shape and with full strength and are ready to meet day-to-day challenge in terms of new product developments and satisfying customers' needs. Having this capability and flexibility in human resources, we have strategically integrated our marketing and technical support functions to achieve the best customers' satisfaction and guarantee a continuous growth in business and profitability. I am therefore confident of leading the Group to a greater success in the near future.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

Lam Wai Wah, Steven
Chairman

Hong Kong, 17 August 2006

Chairman's Statement

2006 has been and will be a year of challenge for the Group. After years of rocket speed growth, we are now undergoing a business consolidation stage in which we will be placing more emphasis on high profit margin items such as industrial and automotive display applications. Our previous heavy reliance on mobile handset applications will soon be diversified by a more balanced product mix to suit the market needs. To summarise the first half year performance, I would like to announce that the Group has achieved a single digit growth in both turnover and net profit. Unaudited consolidated turnover for the six months ended 30 June 2006 was HK$2.21 billion which was about 6% more than the last corresponding period (HK$2.09 billion). Unaudited net profit for the period was about HK$348 million representing an increase of approximately 4% over the same period in 2005 (HK$336 million). During the six months ended 30 June 2006, both gross (23.9%) and net profit margins (15.7%) were maintained at a level comparable with the same period last year and the full year of 2005.

Sales of the Group's Liquid Crystal Display ("LCD") products are under three major categories namely Thin-Film Transitor ("TFT"), Colour Supertwisted Nematic ("CSTN") and Mono STN LCD Displays. The respective percentage sales during the first half year were around 44%, 38% and 18%. The exceptionally outstanding performance of the TFT display applications has provided the best clue to support our earlier decision to proceed with the investment in manufacturing the TFT panels in-house. We believe the commencement of a mass production plant in around March next year will witness another transitional phase in the history of Truly's business success.

Diversify to automotive, industrial and equipment market started end of 2004

When we took on the mobile display market, we knew that as the handset LCD module market sizes up, the profit margin inevitably becomes lesser. Since the fourth quarter of 2004, the Group has been employing steps to avoid prolonged over dependent on handset market. These measures include the strengthening of our research and application developments in automotive, industrial and equipment sectors. These markets do not provide explosive growth at any time but are steadily increasing and, comparatively, have more decent profit margins.

Net profit margin maintains amid increase of HK$40 million operating expenses and slight increase in sales revenue

Throughout 2005 and early 2006 we were happy to see these foresights contributed to the growth and stability of the Group's business. The wages and salaries expenses were greater in 2006 due to increased number of workers which were needed for the more sophisticated back end assembly service. The research and development expenses were greater in 2006 due to automotive, industrial and equipment business as well as the TFT project. These two areas cost a surge of HK$40 million operating expenses in the first six months of 2006. During the same period our sales increased slightly but our net profit margin held up amid a much higher operating expense. This was due to the improvement in the gross profit margin attributed to the improved balancing of the group's product mix.

Financial Highlights

	For the six months ended 30 June		
	2006	2005	
	Unaudited	Unaudited	Change
	HK$'000	*HK$'000*	%
Turnover	**2,214,034**	2,087,759	+6
Gross profit	**529,580**	497,276	+7
Net profit for the period	**347,592**	335,770	+4
Basic EPS	**75.70 HK cents**	74.22 HK cents	+2

Contents

World



Interim Report 2006

Truly International Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

Stock Code : 732

the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT

Six months ended 30 June 2006

	Notes	Six months ended 30 June 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000 (Restated)
TURNOVER		2,214,034	2,087,759
Cost of sales		(1,684,454)	(1,590,483)
Gross profit		529,580	497,276
Other income		13,958	5,543
Distribution costs		(35,516)	(30,558)
Administrative expenses		(79,120)	(67,485)
PROFIT FROM OPERATIONS	2	428,902	404,776
Finance costs	3	(11,423)	(5,365)
Share of results of an associate		(199)	(443)
PROFIT BEFORE TAXATION		417,280	398,968
INCOME TAX EXPENSE	4		
– Hong Kong		(36,500)	(32,500)
– Overseas		(33,188)	(22,478)
– Deferred		-	(8,220)
		(69,688)	(63,198)
NET PROFIT FOR THE PERIOD		347,592	335,770
INTERIM DIVIDEND		107,354	105,108
EARNINGS PER SHARE	5		
Basic		75.70 HK cents	74.22 HK cents
Diluted		74.93 HK cents	72.78 HK cents

Certain comparative figures have been reclassified to conform with the current period's presentation.

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2006

	Notes	30 June 2006 (Unaudited) HK$'000	31 December 2005 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		1,138,715	1,091,452
Prepaid lease payments		97,039	98,267
Deposits paid for acquisition of property, plant and equipment		49,943	60,592
Intangible assets		14,792	19,402
Interest in an associate		917	1,086
Deferred tax assets		415	415
Goodwill		413	413
Available-for-sale investments		10,540	–
CURRENT ASSETS			
Inventories		534,100	549,994
Trade and other receivables	6	994,337	755,709
Tax recoverable		2,152	1,967
Amount due from an associate		763	447
Bank balances and cash		649,570	848,436
		2,180,922	2,156,553
CURRENT LIABILITIES			
Trade and other payables	7	559,709	921,761
Tax liabilities		113,617	98,728
Bank borrowings		346,654	181,937
		1,019,980	1,202,426
NET CURRENT ASSETS		1,160,942	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES		2,473,716	2,225,754
NON-CURRENT LIABILITIES			
Bank borrowings		(245,478)	(249,559)
Deferred tax liabilities		(38,150)	(38,150)
		(283,628)	(287,709)
		2,190,088	1,938,045
CAPITAL AND RESERVES			
Share capital		46,640	45,816
Reserves		2,143,448	1,892,229
		2,190,088	1,938,045

Earnings for the purposes of basic and diluted earnings per share	347,592	335,770
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	459,148,000	452,422,000
Effect of dilutive share options	4,732,000	8,913,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	463,880,000	461,335,000

6. **Trade and other receivables**

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2006 (Unaudited) HK$'000	31 December 2005 (Audited) HK$'000
Aged analysis of trade receivables:		
Within 60 days	429,745	566,087
61 to 90 days	47,771	63,958
More than 90 days	40,431	24,611
	517,947	654,656
Deposits and prepayments	476,390	101,053
	994,337	755,709

7. **Trade and other payables**

	30 June 2006 (Unaudited) HK$'000	31 December 2005 (Audited) HK$'000
Aged analysis of trade payables:		
Within 60 days	221,241	685,095
61 to 90 days	113,923	38,014
More than 90 days	93,232	31,596
	428,396	754,705
Other payables and accrued charges	131,313	167,056
	559,709	921,761

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group's turnover for the six months ended 30 June 2006 amounted to HK$2.21 billion (2005: HK$2.09 billion). Profit for the period was HK$348 million (2005: HK$336 million).

Segmental Information

	Six months ended 30 June 2006 Turnover HK$'000	Six months ended 30 June 2006 Contribution HK$'000	Six months ended 30 June 2005 Turnover HK$'000	Six months ended 30 June 2005 Contribution HK$'000
By geographical segments:				
The People's Republic of China	1,794,255	337,684	1,487,913	290,459
South Korea	107,888	20,345	329,441	64,663
Japan	54,404	10,242	92,476	18,593
Hong Kong	85,529	16,160	70,410	13,526
Europe	94,648	18,140	54,224	7,719
Elsewhere	77,310	15,459	53,295	6,530
	2,214,034	418,030	2,087,759	401,490
Interest income from bank deposits		11,313		3,687
Unallocated corporate expenses		(441)		(401)
Profit from operations		428,902		404,776
By business segments:				
Liquid crystal display products	2,149,685	404,407	1,977,331	399,310
Electronic consumer products	64,349	13,623	110,428	2,180
	2,214,034	418,030	2,087,759	401,490
Interest income from bank deposits		11,313		3,687
Unallocated corporate expenses		(441)		(401)
Profit from operations		428,902		404,776

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號：0732)

二零零六年度中期業績公佈

財務摘要
截至六月三十日止六個月

	二零零六年 未經審核 千港元	二零零五年 未經審核 千港元	變動 %
營業額	2,214,034	2,087,759	+6
毛利	529,580	497,276	+7
本期間純利	347,592	335,770	+4
每股基本盈利	75.70港仙	74.22港仙	+2

主席報告書

二零零六年對本集團而言充滿挑戰。經歷多個高速增長的年頭後，我們現已踏入業務鞏固階段，我們將更重視工業及汽車顯示器應用等較高利潤項目。以往，我們高度依賴流動電話顯示器應用，然而，我們即將加入更均衡的產品組合作多元化發展，以滿足市場需求。總括上半年之表現，本人謹此宣佈，本集團的營業額及純利均錄得單位數字增長。截至二零零六年六月三十日止六個月的未經審核綜合營業額為22.1億港元，較去年同期（20.9億港元）增加約6%。期內的未經審核純利約3.48億港元，較二零零五年同期（3.36億港元）增加約4%。於截至二零零六年六月三十日止六個月，毛利率(23.9%)及純利率(15.7%)均維持在與去年同期及二零零五年全年相若的水平。

本集團液晶顯示器（「LCD」）的產品銷售分為薄膜電晶體（「TFT」）、彩色超扭曲向列型（「CSTN」）及單色STN LCD三大類別。該等產品於上本年佔銷售的百分比分別約為44%、38%及18%。TFT顯示器應用的表現出類拔萃，足以證明我們於較早前決定自行生產TFT面板方面作投資實屬明智。我們相信，大規模生產廠房於來年三月左右投產將見證信利輝煌歷史上另一新里程。

二零零四年年底開始多元化發展至汽車、工業及設備市場

在進軍流動顯示器市場時，我們經已瞭解到隨著手機LCD模組市場擴闊，毛利率無可避免會下跌。因此，自二零零四年第四季開始，本集團經已採取措施避免過份長期依賴手機市場。該等措施包括加強我們在汽車界、工業界及設備界的研究及應用發展。儘管這些市場無法提供驚人增長，但卻會穩步增加，相對而言毛利亦相當理想。

純利率在經營開支增加40,000,000港元及銷售收益輕微上升之情況下得以維持

於二零零五年全年及二零零六年年初，我們喜見這些遠見為本集團業務帶來增長及穩步發展的動力。由於員工人數配合成熟的後勤組裝服務而相應增加，故二零零六年的工資及薪金開支有所增加；另外，二零零六年的研發開支亦因汽車、工業及設備業務及TFT項目而上升。該兩個範疇導致二零零六年首六個月的經營開支急升40,000,000港元。同期，我們的銷售額輕微增加，但純利率在經營開支增加的情況下仍能保持。此乃由於本集團產品組合漸見均衡，導致毛利率有所改善所致。

信利銳意將銷售收益提高至超逾業內平均水平，並透過進軍汽車、工業及設備市場取得高於銷售收益的純利增長率。

由於本集團各產品類別的銷售額漸見平均，我們期望純利的增長率超逾銷售額，同時希望取得高於業內平均水平的收益增長。我們下一個目標是進軍汽車、工業及設備LCD的高端市場。我們已調配70%的銷售人手開拓這些市場。連同商品化的手機顯示器業界，上述四個市場將奠定本集團業務據點的基礎。

信利的TFT業務並無與全球TFT巨擘正面交鋒

我們新增的TFT生產線並無與TFT巨擘正面交鋒。我們TFT生產線的生產極具靈活性，可生產配備先進技術的面板。信利的全面組裝技術可滿足要求最為嚴格的應用的規格標準。全球TFT巨擘正爭奪消費電子產品市場的佔有率，而信利的TFT已於汽車界、工業界、設備界、高精密度產品，以至軍事及防衛方面取得生意。憑藉於LCD研發、應用設計、外勤工程與生產專利及專業知識方面積累的十六年經驗，以擁有訂製TFT面板生產線及應用專門組裝部門，信利對成為可提供專業TFT顯示器主要供應商充滿信心。

信利在順境逆境均堅守投資於人才的信念

本人一直深信不論在順境或逆境中，亦要堅守投資於人才的信念。經過多年來的內部培訓及海外實地發展，我們的工程團隊經已進入最佳狀態，作好準備迎接每天在新產品開發及滿足客戶需要方面的挑戰。憑藉此項優勢以及人力資源的靈活性，我們已作出綜合營銷及技術支援的策略性部署，令客戶賓至如歸，並確保業務及盈利能力均可持續增長。因此，本人對於帶領本集團於不久將來取得更大成功充滿信心。

最後，本人謹此感謝我們的股東、業務夥伴及職工對本集團業務增長一直以來的支持。

簡明綜合收益表
截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零六年 （未經審核） 千港元	二零零五年 （未經審核） 千港元 （重列）
營業額		2,214,034	2,087,759
銷售成本		(1,684,454)	(1,590,483)

簡明綜合財務報表附註

1. 會計政策

未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六之適用披露要求及由香港會計師公會（「香港會計師公會」）發出之香港會計準則（「香港會計準則」）第34號「中期財務申報」而編製。編製中期財務報表時所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之年度財務報表所採用者相同，惟下文所述者除外。

於本期間，本集團首次採納由香港會計師公會發出之多項新訂準則、修訂及詮釋（下文統稱「新香港財務申報準則」），此等準則均於二零零五年十二月三十一日或二零零六年一月一日或之後開始之會計期間生效。

採納此等新香港財務申報準則對本集團之經營業績及財務狀況之編製及呈報方式並無構成重大影響。本集團並無在財務報表中提早採用以下已頒佈但尚未生效之新香港財務申報準則。本集團已開始評估該等新準則構成之潛在影響，惟目前不宜釐定是否將對經營業績及財務狀況之呈報方式構成重大影響。該等新香港財務申報準則或會於日後對經營業績及財務狀況之呈報方式作出改變。

香港會計準則第1號（修訂本）	資本披露[1]
香港財務申報準則第7號	金融工具：披露[1]
香港(IFRIC)詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[2]
香港(IFRIC)詮釋第8號	香港財務申報準則第2號之範疇[3]
香港(IFRIC)詮釋第9號	重估隱含之衍生工具[4]

[1] 由二零零七年一月一日或之後開始之年度期間生效。
[2] 由二零零六年三月一日或之後開始之年度期間生效。
[3] 由二零零六年五月一日或之後開始之年度期間生效。
[4] 由二零零六年六月一日或之後開始之年度期間生效。

中期業績為未經審核，惟已經由審核委員會審閱。審核委員會認為，該等財務報表已符合適用之會計準則，亦已作出充分披露。

2. 經營溢利

本集團之經營溢利於扣除以下各項後達致：

	截至六月三十日止六個月 二零零六年 （未經審核） 千港元	二零零五年 （未經審核） 千港元
固定資產之折舊	75,298	62,150
研發開支之攤銷	4,727	4,866
員工成本（包括董事酬金）	97,113	81,299

3. 財務費用

	截至六月三十日止六個月 二零零六年 （未經審核） 千港元	二零零五年 （未經審核） 千港元
利息：		
須於五年內全數償還之銀行借貸	11,423	5,212
融資租賃	–	153
	11,423	5,365

4. 所得稅開支

香港利得稅乃對期內估計應課稅溢利按稅率17.5%（二零零五年：17.5%）計算。海外稅項按各司法權區之適用稅率計算。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至六月三十日止六個月 二零零六年 （未經審核） 千港元	二零零五年 （未經審核） 千港元
用以計算每股基本及攤薄盈利之盈利	347,592	335,770
	股份數目	股份數目
用以計算每股基本盈利之普通股加權平均數	459,148,000	452,422,000
具攤薄性質之購股權之影響	4,732,000	8,913,000

	附註		(重列)
營業額		2,214,034	2,087,759
銷售成本		(1,684,454)	(1,590,483)
毛利		529,580	497,276
其他收入		13,958	5,543
分銷成本		(35,516)	(30,558)
行政費用		(79,120)	(67,485)
經營溢利	2	428,902	404,776
財務費用	3	(11,423)	(5,365)
應佔一家聯營公司業績		(199)	(443)
除稅前溢利		417,280	398,968
所得稅開支	4		
一香港		(36,500)	(32,500)
一海外		(33,188)	(22,478)
一遞延		–	(8,220)
		(69,688)	(63,198)
本期間純利		347,592	335,770
中期股息		107,354	105,108
每股盈利	5		
基本		75.70港仙	74.22港仙
攤薄		74.93港仙	72.78港仙

若干比較數字經已重新分類，以符合本期間之呈報方式。

簡明綜合資產負債表
於二零零六年六月三十日

	附註	二零零六年六月三十日（未經審核）千港元	二零零五年十二月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備		1,138,715	1,091,452
預付租賃款項		97,039	98,267
就收購物業、廠房及設備支付按金		49,943	60,592
無形資產		14,792	19,402
一家聯營公司之權益		917	1,086
遞延稅項資產		415	415
商譽		413	413
可供出售投資		10,540	–
流動資產			
存貨		534,100	549,994
應收賬項及其他應收款項	6	994,337	755,709
可收回稅項		2,152	1,967
應收一家聯營公司款項		763	447
銀行結存及現金		649,570	848,436
		2,180,922	2,156,553
流動負債			
應付賬項及其他應付款項	7	559,709	921,761
稅項負債		113,617	98,728
銀行借貸		346,654	181,937
		1,019,980	1,202,426
流動資產淨額		1,160,942	954,127
資產總額減流動負債		2,473,716	2,225,754
非流動負債			
銀行借貸		(245,478)	(249,559)
遞延稅項負債		(38,150)	(38,150)
		(283,628)	(287,709)
		2,190,088	1,938,045
資本及儲備			
股本		46,640	45,816
儲備		2,143,448	1,892,229
		2,190,088	1,938,045

用以計算每股基本盈利之普通股加權平均數	459,148,000	452,422,000
具攤薄性質之購股權之影響	4,732,000	8,913,000
用以計算每股攤薄盈利之普通股加權平均數	463,880,000	461,335,000

6. 應收賬項及其他應收款項

本集團之政策為向其貿易客戶給予介乎平均30至90日不等之信貸期。

	二零零六年六月三十日（未經審核）千港元	二零零五年十二月三十一日（經審核）千港元
應收賬項之賬齡分析：		
60日內	429,745	566,087
61至90日	47,771	63,958
超過90日	40,431	24,611
	517,947	654,656
按金及預付款項	476,390	101,053
	994,337	755,709

7. 應付賬項及其他應付款項

	二零零六年六月三十日（未經審核）千港元	二零零五年十二月三十一日（經審核）千港元
應付賬項之賬齡分析：		
60日內	221,241	685,095
61至90日	113,923	38,014
超過90日	93,232	31,596
	428,396	754,705
其他應付款項及應計費用	131,313	167,056
	559,709	921,761

管理層討論及分析

業績

本集團於截至二零零六年六月三十日止六個月之營業額達2,210,000,000港元（二零零五年：2,090,000,000港元）。本期間溢利為348,000,000港元（二零零五年：336,000,000港元）。

分類資料

	截至二零零六年六月三十日止六個月 營業額 千港元	截至二零零六年六月三十日止六個月 貢獻 千港元	截至二零零五年六月三十日止六個月 營業額 千港元	截至二零零五年六月三十日止六個月 貢獻 千港元
按地區分類：				
中華人民共和國	1,794,255	337,684	1,487,913	290,459
南韓	107,888	20,345	329,441	64,663
日本	54,404	10,242	92,476	18,593
香港	85,529	16,160	70,410	13,526
歐洲	94,648	18,140	54,224	7,719
其他	77,310	15,459	53,295	6,530
	2,214,034	418,030	2,087,759	401,490
銀行存款利息收入		11,313		3,687
未分配之公司開支		(441)		(401)
經營溢利		428,902		404,776
按業務分類：				
液晶體顯示器產品	2,149,685	404,407	1,977,331	399,310
電子消費產品	64,349	13,623	110,428	2,180
	2,214,034	418,030	2,087,759	401,490
銀行存款利息收入		11,313		3,687
未分配之公司開支		(441)		(401)
經營溢利		428,902		404,776

South China Morning Post

Legal & Gen

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
OCT 18 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 210

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

CONNECTED TRANSACTION DISPOSAL OF PROPERTY AT SHANWEI, GUANGDONG PROVINCE

On 14 July 2006, Truly Electronics, a wholly-owned subsidiary of the Company entered into the Land Use Right Transfer Agreement with Yu Fook to dispose of the Property to Yu Fook for an aggregate consideration of RMB7,609,183 (approximately HK$7,320,000).

Yu Fook through Full Legend is a company indirectly wholly-owned by Mr. Lam, who together with his spouse have beneficial interest in approximately 46.9% in aggregate of the issued share capital of the Company and is therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly the Disposal constitutes a connected transaction of the Company.

As each of the applicable percentage ratios of the Disposal is less than 2.5% and the consideration involved is less than HK$10,000,000, pursuant to Rule 14A.32 of the Listing Rules, the Disposal is exempted from the independent shareholders' approval requirement and is subject to the reporting and disclosure requirements in accordance with Rules 14A.45 to 14A.47 of the Listing Rules.

THE LAND USE RIGHT TRANSFER AGREEMENT

Date: 14 July 2006

Parties:

Truly Electronics (as vendor), a wholly-owned subsidiary of the Company; and

Yu Fook (as purchaser).

Asset to be disposed of

Pursuant to the Land Use Right Transfer Agreement, Truly Electronics agreed to sell to Yu Fook the land use right in respect of the Property located in Shanwei, Guangdong Province, with an area of 6,443 square meters.

Upon compliance with the applicable procedures under PRC law and relevant local government regulations to enable the Property to be transferred to Yu Fook, Truly Electronics shall serve on Yu Fook a payment notice together with evidence of such compliance. The consideration shall be paid by Yu Fook in cash in one lump sum within 7 days after service of the payment notice.

Consideration

The consideration of RMB7,609,183 has been determined after arm's length negotiation between the parties and is equal to the appraised value of the Property as stated in a valuation report as of 2 March 2006 dated 6 March 2006 prepared by an independent professional valuer appointed by Truly Electronics based on open market valuation.

Information on the Property

The Property is located in Shanwei, Guangdong Province. It has an area of 6,443 square meters. On 10 July 2001, Truly Electronics obtained the Certificate for the Use of State-owned Land in respect of the Property for a term of 50 years which is due to expire in July 2051. The original cost of the Property for Truly Electronics was RMB7,072,000 (HK$6,800,000). The specified use of the Property is for multi-purpose development. The Property is currently being used as a temporary car park by Truly Electronics in an ordinary course of business.

REASON FOR THE DISPOSAL

The Group is principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators and electronic components.

The Group previously occupied the Property to house and operate part of its production facilities, but vacated the premises in 1996 when all of the Group's production facilities were relocated to and consolidated at the Industrial Campus in Shanwei, Guangdong Province. The building erected on the Property has since been demolished and the Property has been left effectively vacant except for temporary car park use.

The Directors, including the independent non-executive Directors but excluding Mr. Lam who abstained from voting at the relevant meeting of the Board, consider that the Disposal would enable the Group to dispose of a non-core asset at a price determined by reference to professional valuation. The Directors, including the independent non-executive Directors but excluding Mr. Lam, consider that since the consideration has been determined after arm's length negotiation between the parties and is equal to the appraised value of the Property prepared by an independent professional valuer based on market valuation, the Land Use Right Transfer Agreement has been entered into on normal commercial terms and the terms of the Land Use Right Transfer Agreement are fair and reasonable and in the interest of the Company and the shareholders as a whole.

FINANCIAL EFFECT ON THE DISPOSAL

It is estimated that the Group will record a gain of approximately HK$2.3 million (being the excess of the consideration, less the amount of estimated expenses for the Disposal, over the carrying value of the Property of HK$5,003,589 in the latest published financial accounts of the Group for the year ended 31 December 2005) as a result of the Disposal.

The net proceeds from the Disposal of approximately HK$7.3 million will be used as general working capital.

CONNECTED RELATIONSHIP

The net proceeds from the Disposal of approximately HK$7.3 million will be used as general working capital.

CONNECTED RELATIONSHIP

Yu Fook through Full Legend is a company indirectly wholly-owned by Mr. Lam, who together with his spouse have beneficial interest in approximately 46.9% in aggregate of the issued share capital of the Company and is therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly the Disposal constitutes a connected transaction of the Company.

As each of the applicable percentage ratios of the Disposal is less than 2.5% and the consideration involved is less than HK$10,000,000, pursuant to Rule 14A.32 of the Listing Rules, the Disposal is exempted from the independent shareholders' approval requirement and is subject to the reporting and disclosure requirements in accordance with Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

"Board"	the board of Directors
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Disposal"	the disposal of the Property by Truly Electronics to Yu Fook pursuant to the terms of the Land Use Right Transfer Agreement
"Full Legend"	Full Legend Investments Limited, a company incorporated in Hong Kong with limited liability which is wholly-owned by Mr. Lam
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land Use Right Transfer Agreement"	an agreement dated 14 July 2006 entered into between Truly Electronics and Yu Fook in relation to the sale and purchase of the Property
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Lam"	Mr. Lam Wai Wah, Steven, chairman of the Company and a Director
"PRC"	People's Republic of China
"Property"	a site owned by Truly Electronics which is located in Shanwei, Guangdong Province, and which has an area of 6,443 square meters
"Truly Electronics"	Truly Electronics Manufacturing Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Yu Fook"	譽福實業(汕尾)有限公司, a company incorporated in the PRC with limited liability which is wholly-owned by Full Legend
"%"	per cent.

For the purpose of this announcement, translations of RMB into HK$ are made for illustration purposes only at the exchange rate of HK$1.0 = RMB1.04

By Order of the Board
Truly International Holdings Limited
Wong Pong Chun, James
Executive Director

Hong Kong, 14 July 2006

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TRULY®
信利國際有限公司
（於開曼群島註冊成立之有限公司）
（股份代號：0732）

關連交易
出售於廣東省汕尾市之物業

於二零零六年七月十四日，本公司之全資附屬公司信利電子與譽福訂立土地使用權轉讓協議將該物業出售予譽福，總代價為人民幣7,609,183元（約7,320,000港元）。

譽福乃林先生透過譽福投資間接全資擁有之公司。林先生與其配偶合共擁有本公司已發行股本總額約46.9%之實益權益，故根據上市規則第14A.11條，林先生為本公司之關連人士。因此，出售事項構成本公司之一項關連交易。

由於出售事項各適用百分比比率低於2.5%，而所涉及之代價亦少於10,000,000港元，故根據上市規則第14A.32條，收購事項已獲豁免無需遵守取得獨立股東批准之規定，惟須符合上市規則第14A.45至14A.47條之申報及披露規定。

土地使用權轉讓協議

訂立日期：二零零六年七月十四日

訂約方：

本公司之全資附屬公司信利電子（賣方）；及

譽福（買方）。

將予出售之資產

根據土地使用權轉讓協議，信利電子同意將該物業（位於廣東省汕尾市，面積為6,443平方米）之土地使用權出售予譽福。

待將該物業轉讓予譽福適用之中國法律程序及有關當地政府規例獲遵從後，信利電子須向譽福發出付款通知書，連同已遵從該等程序及規例之證明。譽福須於送達付款通知書七日內以現金一筆過支付代價。

代價

代價人民幣7,609,183元乃經訂約各方公平磋商後釐定，相當於信利電子委任之獨立專業估值師於二零零六年三月六日按公開市值編製於二零零六年三月二日之估值報告所述該物業之估值。

有關該物業之資料

該物業位於廣東省汕尾市，面積為6,443平方米。於二零零一年七月十日，信利電子獲發該物業之國有土地使用權證，為期五十年，將於二零五一年七月屆滿。信利電子購入該物業之原成本為人民幣7,072,000元（6,800,000港元）。該物業之指定用途為多用途發展，目前由信利電子於日常業務過程中用作臨時停車場。

進行出售事項之理由

本集團主要從事製造及銷售液晶體顯示器產品及電子消費產品，包括MP3播放機、計算機及電子零件。

本集團過往佔用該物業以放置及運作部分生產設施，惟本集團於一九九六年將所有生產設施遷往並設置於廣東省汕尾市一工業城後已將該處所清空，而於該物業其上所建之樓宇其後已遭清拆，該物業除了作為臨時停車場之用外，實際上經已空置。

董事（包括獨立非執行董事，但不包括林先生，彼已於有關董事會會議上放棄投票）認為，出售事項使本集團得以按參照專業估值而釐定之價格出售非核心資產。由於代價乃經訂約各方公平磋商後釐定，且相當於獨立專業估值師根據市場價值所編製該物業之評值，董事（包括獨立非執行董事，但不包括林先生）認為，土地使用權轉讓協議乃按正常商業條款訂立，其條款屬公平合理，且符合本公司及股東之整體利益。

出售事項之財務影響

預期本集團將自出售事項錄得收益約2,300,000港元（即代價扣除出售事項所需估計開支後高於本集團最新公佈截至二零零五年十二月三十一日止年度之財務賬目內該物業賬面值5,003,589港元之金額）。

出售事項之所得款項淨額約7,300,000港元將用作一般營運資金。

關連關係

譽福乃林先生透過譽福投資間接全資擁有之公司。林先生與其配偶合共擁有本公司已發行股本總額約46.9%之實益權益，故根據上市規則第14A.11條，林先生為本公司之關連人士。因此，出售事項構成本公司之一項關連交易。

由於出售事項各適用百分比比率低於2.5%，而所涉及之代價亦少於10,000,000港元，故根據上市規則第14A.32條，收購事項已獲豁免無需遵守取得獨立股東批准之規定，惟須符合上市規則第14A.45至14A.47條之申報及披露規定。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「出售事項」	指	信利電子根據土地使用權轉讓協議之條款將該物業出售予譽福
「譽福投資」	指	譽福投資有限公司，一家於香港註冊成立之有限公司，由林先生全資擁有
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	港元，香港之法定貨幣
「土地使用權轉讓協議」	指	信利電子與譽福於二零零六年七月十四日就買賣該物業而訂立之協議
「上市規則」	指	聯交所證券上市規則
「林先生」	指	林偉華先生，本公司主席兼董事
「中國」	指	中華人民共和國
「該物業」	指	信利電子擁有位於廣東省汕尾市之一幅地皮，面積為6,443平方米
「信利電子」	指	信利電子有限公司，一家於香港註冊成立之公司，為本公司之全資附屬公司
「人民幣」	指	人民幣，中國之法定貨幣
「聯交所」	指	香港聯合交易所有限公司
「譽福」	指	譽福實業（汕尾）有限公司，一家於中國註冊成立之有限公司，由譽福投資全資擁有
「%」	指	百分比

就本公佈而言，人民幣及港元金額乃按1.0港元兑人民幣1.04元之匯率換算，惟僅供參考之用。

承董事會命
信利國際有限公司
執行董事
黃邦俊

香港，二零零六年七月十四日

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生，以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0732)

RESULTS ANNOUNCEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2006

Unaudited Results

The unaudited turnover and net profit of the Company and its subsidiaries for the three month period from 1 January 2006 to 31 March 2006 was approximately HK$1.1 billion and HK$184 million which was about 9% and 6% more than the corresponding period in 2005 (approximately HK$1.0 billion and HK$174 million) respectively. The unaudited gross profit margin (24.1%) for the period was comparable with the corresponding period in 2005 (24.5%) while unaudited net profit margin was decreased from 17.3% for the corresponding period in 2005 to 16.8% during the current period.

The unaudited total net assets of the Group as at 31 March 2006 was increased to HK$2.12 billion (HK$1.94 billion as at 31 December 2005) which was mainly attributable to the unaudited profit for the period. The unaudited current ratio as at 31 March 2006 was maintained at 2.2 times (1.8 times as at 31 December 2005). At 31 March 2006, the unaudited surplus cash and bank balances, net of outstanding bank borrowings was approximately HK$423 million (HK$417 million as at 31 December 2005).

Financial Highlights

For the three months from 1 January 2006 to 31 March 2006

	2006 Unaudited *HK$'000*	2005 Unaudited *HK$'000*	Change %
Turnover	1,094,151	1,008,241	+9
Gross profit	263,894	247,294	+7
Net profit for the period	183,593	173,969	+6
Basic EPS	40.1 HK cents	38.5 HK cents	+4

The Board of Directors (the "Board") of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") is pleased to announce the Group's first quarter unaudited consolidated results for the period from 1 January 2006 to 31 March 2006 (with comparative figures for the corresponding period in the previous year) and the unaudited condensed consolidated balance sheet at 31 March 2006 (with comparative audited figures as at 31 December 2005) as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the three months ended 31 March 2006

	Unaudited For the period from 1.1.2006 to 31.3.2006 *HK$'000*	Unaudited For the period from 1.1.2005 to 31.3.2005 *HK$'000* (Restated)
Turnover *(Note 2)*	1,094,151	1,008,241
Cost of sales	(830,257)	(760,947)
Gross profit *(Note 3)*	263,894	247,294
Other operating income	10,758	1,602
Distribution costs	(17,280)	(12,368)
Administrative expenses	(35,686)	(30,021)
Profit from operations	221,686	206,507
Finance costs	(7,225)	(1,533)
Profit before taxation	214,461	204,974
Income tax expense	(30,868)	(31,005)
Net profit for the period *(Note 4)*	183,593	173,969
Basic earnings per share *(Note 5)*	40.1 HK cents	38.5 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 31 March 2006

CONDENSED CONSOLIDATED BALANCE SHEET

As at 31 March 2006

	Unaudited 31.3.2006 *HK$'000*	Audited 31.12.2005 *HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	1,124,785	1,091,452
Other non-current assets	167,263	180,175
CURRENT ASSETS		
Inventories *(Note 6)*	528,643	549,994
Trade and other receivables *(Note 7)*	645,668	758,123
Bank balances and cash *(Note 8)*	974,443	848,436
	2,148,754	2,156,553
CURRENT LIABILITIES		
Trade and other payables	634,602	921,761
Tax liabilities	95,062	98,728
Bank borrowings *(Note 8)*	244,864	181,937
	974,528	1,202,426
NET CURRENT ASSETS *(Note 9)*	1,174,226	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES	2,466,274	2,225,754
NON-CURRENT LIABILITIES		
Deferred tax liabilities	37,871	38,150
Bank borrowings *(Note 8)*	306,736	249,559
	344,607	287,709
	2,121,667	1,938,045
CAPITAL AND RESERVES		
Share capital *(Note 10)*	45,845	45,816
Reserves	2,075,822	1,892,229
	2,121,667	1,938,045

Notes:

1. The accounting policies and basis used in the preparations of the income statement and balance sheet, which were reviewed by the Audit Committee are the same as those used in the annual financial statements for the year ended 31 December 2005.

2. Unaudited consolidated turnover for the three months ended 31 March 2006 was approximately HK$1.1 billion which was about 9% more than the same period last year (2005: approximately HK$1.0 billion).

3. Gross profit margin for the period was around 24.1% (approximately 24.5% for the same period in 2005).

4. Net profit margin for the period was around 16.8% (approximately 17.3% for the same period in 2005).

5. The calculation of the basic earnings per share is based on the net profit for the period of HK$183,593,000 (2005: HK$173,969,000) and on the weighted average number of 458,392,000 ordinary shares in issue during the period (2005: 451,689,527 shares).

6. The inventory turnover was around 58 days (58 days for the year ended 31 December 2005).

7. The trade debtor turnover was around 46 days (52 days for the year ended 31 December 2005).

8. As at 31 March 2006, the surplus cash and bank balances, net of outstanding bank borrowings were about HK$423 million (HK$417 million as at 31 December 2005).

9. The current ratio as at 31 March 2006 was maintained at 2.2 times (1.8 times as at 31 December 2005).

10. The increase in share capital was due to a total of 290,000 ordinary shares issued as a result of the same number of staff options being exercised during the period.

As the unaudited balance sheet at 31 March 2006 and the unaudited results for the three months then ended may not reflect the balance sheets at 30 June 2006 and 31 December 2006 and the interim and final results for the six months and the full year then ended respectively, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 18 May 2006

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

截至二零零六年三月三十一日止三個月業績公佈

未經審核業績

本公司及其附屬公司於二零零六年一月一日至二零零六年三月三十一日之三個月期間之未經審核營業額及純利分別約為11億港元及1.84億港元，較二零零五年同期(約10億港元及1.74億港元)增加約9%及6%。期內之未經審核毛利率(24.1%)較二零零五年同期(24.5%)相若，而未經審核純利率則由二零零五年同期之17.3%減少至本期間之16.8%。

本集團於二零零六年三月三十一日之未經審核總資產淨值增加至21.2億港元(於二零零五年十二月三十一日為19.4億港元)，乃主要由於期內之未經審核溢利所致。於二零零六年三月三十一日之未經審核流動比率維持在2.2倍(於二零零五年十二月三十一日為1.8倍)。於二零零六年三月三十一日，未經審核淨現金及銀行結存(扣除未償還銀行借貸後)約為4.23億港元(於二零零五年十二月三十一日為4.17億港元)。

財務摘要

由二零零六年一月一日至二零零六年三月三十一日之三個月

	二零零六年 未經審核 *千港元*	二零零五年 未經審核 *千港元*	變動 %
營業額	1,094,151	1,008,241	+9
毛利	263,894	247,294	+7
期內純利	183,593	173,969	+6
每股基本盈利	40.1港仙	38.5港仙	+4

信利國際有限公司(「本公司」)及其附屬公司(統稱「本集團」)董事會(「董事會」)欣然公佈本集團於二零零六年一月一日至二零零六年三月三十一日止期間之第一季未經審核綜合業績(連同去年同期之比較數字)以及於二零零六年三月三十一日之未經審核簡明綜合資產負債表(連同二零零五年十二月三十一日之經審核比較數字)如下：

未經審核簡明綜合收益表

截至二零零六年三月三十一日止三個月

	未經審核 二零零六年 一月一日至 二零零六年 三月三十一日 期間 *千港元*	未經審核 二零零五年 一月一日至 二零零五年 三月三十一日 期間 *千港元* (重列)
營業額 *(附註2)*	1,094,151	1,008,241
銷售成本	(830,257)	(760,947)
毛利 *(附註3)*	263,894	247,294
其他經營收入	10,758	1,602
分銷成本	(17,280)	(12,368)
行政費用	(35,686)	(30,021)
經營溢利	221,686	206,507
財務費用	(7,225)	(1,533)
除稅前溢利	214,461	204,974
所得稅開支	(30,868)	(31,005)
期內純利 *(附註4)*	183,593	173,969
每股基本盈利 *(附註5)*	40.1港仙	38.5港仙

簡明綜合資產負債表

於二零零六年三月三十一日

於二零零六年三月三十一日

	未經審核 二零零六年 三月三十一日 *千港元*	經審核 二零零五年 十二月三十一日 *千港元*
非流動資產		
物業、廠房及設備	1,124,785	1,091,452
其他非流動資產	167,263	180,175
流動資產		
存貨 *(附註6)*	528,643	549,994
應收賬款及其他應收款項 *(附註7)*	645,668	758,123
銀行結存及現金 *(附註8)*	974,443	848,436
	2,148,754	2,156,553
流動負債		
應付賬款及其他應付款項	634,602	921,761
税項負債	95,062	98,728
銀行借貸 *(附註8)*	244,864	181,937
	974,528	1,202,426
流動資產淨值 *(附註9)*	1,174,226	954,127
資產總值減去流動負債	2,466,274	2,225,754
非流動負債		
遞延税項負債	37,871	38,150
銀行借貸 *(附註8)*	306,736	249,559
	344,607	287,709
	2,121,667	1,938,045
資本及儲備		
股本 *(附註10)*	45,845	45,816
儲備	2,075,822	1,892,229
	2,121,667	1,938,045

附註：

1. 編製經審核委員會審閱之收益表及資產負債表時所用之會計政策及基準乃與截至二零零五年十二月三十一日止年度之年度財務報表所用者相同。

2. 截至二零零六年三月三十一日止三個月之未經審核綜合營業額約為11億港元，較去年同期增加約9%（二零零五年：約10億港元）。

3. 期內之毛利率約為24.1%（二零零五年同期約為24.5%）。

4. 期內之純利率約為16.8%（二零零五年同期約為17.3%）。

5. 每股基本盈利乃根據期內純利183,593,000港元（二零零五年：173,969,000港元）及期內已發行普通股之加權平均數458,392,000股（二零零五年：451,689,527股）計算。

6. 存貨周轉期約為58日（截至二零零五年十二月三十一日止年度為58日）。

7. 應收賬款周轉期約為46日（截至二零零五年十二月三十一日止年度為52日）。

8. 於二零零六年三月三十一日，淨現金及銀行結存（扣除未償還銀行借貸後）約為4.23億港元（於二零零五年十二月三十一日為4.17億港元）。

9. 於二零零六年三月三十一日之流動比率維持於2.2倍（於二零零五年十二月三十一日為1.8倍）。

10. 股本增加乃由於期內行使合共290,000份員工購股權導致發行相同數目之普通股。

由於二零零六年三月三十一日之未經審核資產負債表及截至該日止三個月之未經審核業績未必分別反映二零零六年六月三十日及二零零六年十二月三十一日之資產負債表及截至二零零六年六月三十日止六個月之中期業績及截至二零零六年十二月三十一日止全年之末期業績，故建議投資者及股東於買賣本公司股份時務須審慎行事。

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香敢誠先生。

承董事會命
主席
林偉華

香港，二零零六年五月十八日

EXHIBIT A

Truly International Holdings Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the CO). The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the Company (e.g. memorandum of association and by-laws), (b) List of Directors and Secretary, (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office, or equivalent thereof, in its place of incorporation, (d) Certified copy of Company's certificate of incorporation, and	Within 1 month of establishment of a place of business in Hong Kong.	Section 333 - Part XI of the CO.

SEC MAIL RECEIVED PROCESSING
OCT 18 2006
WASH., D.C. 210 SECTION

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.		
2. Alteration of any of the documents described in 1(a), 1(b) or 1(c) above.	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(1) - Part XI of the CO.
3. Change in the corporate name of the Company.	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(2) - Part XI of the CO.
4. (a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company, and	At least once every calendar year and at intervals of not more than 15 months.	Section 336(1) -Part XI of the CO.
(b) A return of the Company confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.		

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
5.	Commencement of liquidation or appointment of liquidator for the Company	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the CO.
6.	Ceasing to have a place of business in Hong Kong.	Immediately.	Section 339 - Part XI of the CO.
7.	Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C - Part XI of the CO.

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules ("Listing Rules")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8.	Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of Listing Rules
9.	Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapter 13, Chapter 14 and Chapter 14A, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
10.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13, Listing Rules.
11.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13, Listing Rules.
12.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13, Listing Rules.
13.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13, Listing Rules.
14.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15.	Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13, Listing Rules.
16.	Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13, Listing Rules.
17.	Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
18. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.
19. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13, Listing Rules.
20. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
21. Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13, Listing Rules.
22. Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13, Listing Rules.
23. Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
24. (a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13, Listing Rules.
25. Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13, Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
26.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
27.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
28.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
29.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
30.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
31.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
32.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.